BRITVIC plc

08004424

6 August 2008

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

SEC
Mail Processing
Section

AUG 18 2008

Washington, DC
101

Dear Sirs

SUPPL

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed two filings made to the Registrar of Companies in England and Wales since our last communication, dated, 1 October 2007.

Yours faithfully

John Price

John Price

PROCESSED
AUG 21 2008
THOMSON REUTERS

dw 8/20

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

1 October 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington DC 20549
USA

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Pursuant to the US Securities and Exchange Commission ("the SEC") announcement of a rule change whereby Britvic ("the Company") as a foreign private issuer may now publish their home country documents on either their website or through an information delivery system generally available to the public in their primary trading markets, rather than submitting such documents to the SEC in paper form.

Accordingly, the Company hereby wishes to amend its application under Rule 12g3-2(b) and to furnish the SEC with details of the Company's website (and the appropriate links) through which the Company's documents and publications may be accessed as follows:

Link to Britvic.com home page:
http://britvic.com/Default.aspx

Link to Britvic Investor Relations News & Reports page for all regulatory announcements (via London Stock Exchange Regulatory News Service (RNS) and published financial reports:
http://britvic.com/InvNewsAndReports.aspx

Link to Britvic AGM page for Notice of Meeting (posted on issue to Shareholders and until the conclusion of the Meeting) and Voting Results:
http://britvic.com/InvAGM.aspx

Notwithstanding the above, we propose to continue to post, in hard copy, all filings made with the Registrar of Companies in England and Wales which are otherwise not made publicly available via our website or a Regulatory Information Service.

We look forward to receiving your acknowledgement to this amendment to the Company's application under Rule 12g3-2(b) in due course.

Yours faithfully

John Price
Company Secretary

Companies House
— for the record —

288c (ef)

Change in the details of a Director or Secretary

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Company Name: **BRITVIC SOFT DRINKS LIMITED**

Company Number: **00517211**

Received for filing in Electronic Format on the: 31/07/2008

Personal Details Prior to Change

Position: DIRECTOR *Date of Birth:* 29/05/1964

Original Name: SIMON NICHOLAS STEWART

New Details

Date of Change: 18/04/2008

New Address: CHAPEL HOUSE HUNSDON ROAD
WIDFORD WARE
HERTFORDSHIRE
UK
SG12 8RZ

Authorisation

Authoriser Designation: secretary *Date Authorised:* 31/07/2008 *Authenticated:* Yes (E/W)

Companies House
— for the record —

363a (ef)

Annual Return

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Received for filing in Electronic Format on the: 31/07/2008

Company Name: BRITVIC PENSIONS LIMITED

Company Number: 04493371

Company Details

Period Ending: 15/07/2008

Company Type: PRIVATE COMPANY LIMITED BY SHARES

Pricipal Business Activities:

SIC codes:

7499

Registered Office Address:

BRITVIC HOUSE
BROOMFIELD ROAD
CHELMSFORD
ESSEX
CM1 1TU

Register of Members Address:

Register of Debenture Holders Address:

Details of Officers of the Company

Company Secretary 1:

Name: KAREN CATHERINE GRANT

Address: 33 MALDON ROAD
WITHAM
ESSEX
CM8 1HN

Director 1 :

Name: MR JAMES CHARLES ROGER BOYD

Address: 23 COPPER RIDGE
CHALFONT ST PETER
BUCKINGHAMSHIRE
SL9 0NF

Date of Birth:	*Nationality:*	*Occupation:*
06/01/1947	BRITISH	RETIRED

Director 2 :

Name: ANGUS FERGUSON CAMPBELL

Address: 11 BIRCH TREES ROAD
GREAT SHELFORD
CAMBRIDGE
CAMBRIDGESHIRE
CB2 5AW

Date of Birth:	*Nationality:*	*Occupation:*
25/07/1950	BRITISH	CUSTOMER INSIGHT MANAGE

Director 3 :

Name: ANDREW JOHN CHESTERS *Address:* 62 TORQUAY ROAD
CHELMSFORD
ESSEX
CM1 7NX

Date of Birth: 10/06/1966 *Nationality:* BRITISH *Occupation:* DIRECTOR OF FINANCE

Director 4 :

Name: DAVID ESLICK *Address:* 187A MYTON ROAD
WARWICK
CV34 6PH

Date of Birth: 20/03/1969 *Nationality:* BRITISH *Occupation:* DIRECTOR OF LOGISTICS

Director 5 :

Name: DOUGLAS JOHN FROST *Address:* 13 BRUDENELL
SAINT LEONARDS HILL
WINDSOR
BERKSHIRE
SL4 4UR

Date of Birth: 06/11/1964 *Nationality:* BRITISH *Occupation:* HUMAN RESOURCES DIRECTOR

Director 6 :

Name: TREVOR JONES

Address: HEATHFIELD BROWNS LANE
CHARLBURY
OXFORDSHIRE
OX7 3QW

Date of Birth: 17/07/1947

Nationality: BRITISH

Occupation: DIRECTOR

Director 7 :

Name: PETER JOHN MURCH

Address: 3 HOGARTH REACH
THE LINDENS
LOUGHTON
ESSEX
IG10 3HP

Date of Birth: 30/06/1951

Nationality: BRITISH

Occupation: RETIRED

Director 8 :

Name: JAMES HENRY READE

Address: MOUNT PLEASANT STONEY ROAD
KILCOT
NEWENT
GLOUCESTERSHIRE
GL18 1PB

Date of Birth: 04/11/1965

Nationality: BRITISH

Occupation: BUSINESS UNIT DIRECTOR

Director 9 :

Name: KEITH WALTER

Address: VESPA SOUTHWATER STREET
HORSHAM
WEST SUSSEX
RH13 9BN

Date of Birth:	*Nationality:*	*Occupation:*
17/11/1950	BRITISH	MANAGER

Share Capital

Issued Share Capital Details:

Class of Share	*Number of Shares issued*	*Aggregate Nominal value of issued Shares*
ORDINARY	1	GBP1
TOTALS		
	1	GBP1

Full Details of Shareholders

The details below relate to individuals / corporate bodies that were shareholders as at 15/07/2008 or that had ceased to be shareholders since the made up date of the previous Annual Return

Shareholding 1:

1 ORDINARY Shares held as at 15/07/2008

Name: BRITANNIA SOFT DRINKS LTD

Address: BRITVIC HOUSE BROOMFIELD ROAD
CHELMSFORD
ESSEX
CM1 1TU

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **31/07/2008** *Authenticated:* **Yes (E/W)**

END